HILTON DOMESTIC OPERATING COMPANY INC.

HILTON WORLDWIDE FINANCE LLC

HILTON WORLDWIDE FINANCE CORP.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

June 28, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilton Domestic Operating Company Inc., Hilton Worldwide Finance LLC, Hilton Worldwide Finance Corp. and Guarantors Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Hilton Domestic Operating Company Inc., a Delaware corporation (“HOC”), Hilton Worldwide Finance LLC, a Delaware limited liability company (“HWF”), and Hilton Worldwide Finance Corp., a Delaware corporation (“HWFC” and, together with HOC and HWF, the “Issuers”), and the additional registrants listed therein (collectively, the “Guarantors,” and together with the Issuers, the “Registrants”), we transmitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Issuers’ offers to exchange up to (i) $1,000,000,000 aggregate principal amount of HOC’s registered 4.250% Senior Notes due 2024 (the “2024 Exchange Notes”) for a like amount of HOC’s outstanding unregistered 4.250% Senior Notes due 2024 that were issued on August 18, 2016 (the “2024 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act, (ii) $900,000,000 aggregate principal amount of HWF and HWFC’s registered 4.625% Senior Notes due 2025 (the “2025 Exchange Notes”) for a like amount of HWF and HWFC’s outstanding unregistered 4.625% Senior Notes due 2025 that were issued on March 16, 2017 (the “2025 Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act and (iii) $600,000,000 aggregate principal amount of HWF and HWFC’s registered 4.875% Senior Notes due 2027 (the “2027 Exchange Notes” and, together with the 2024 Exchange Notes and the 2025 Exchange Notes, the “Exchange Notes”) for a like amount of HWF and HWFC’s outstanding unregistered 4.875% Senior Notes due 2027 that were issued on March 16, 2017 (the “2027 Outstanding Notes” and, together with the 2024 Outstanding Notes and the 2025 Outstanding Notes, the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offers on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corp., available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Inc., available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) In connection with the S-4 Registration Statement, the Registrants hereby confirm and represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offers prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offers may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $289,750 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact the undersigned at 703-883-1000 or Edgar J. Lewandowski of Simpson Thacher & Bartlett LLP at 212-455-7614.

****

Very truly yours,

HILTON DOMESTIC OPERATING COMPANY INC.

By:	/s/ Kristin A. Campbell
Name:	Kristin A. Campbell
Title:	Executive Vice President, General Counsel and Secretary

HILTON WORLDWIDE FINANCE LLC

By:	/s/ Kristin A. Campbell
Name:	Kristin A. Campbell
Title:	Executive Vice President, General Counsel and Secretary

HILTON WORLDWIDE FINANCE CORP.

By:	/s/ Kristin A. Campbell
Name:	Kristin A. Campbell
Title:	Executive Vice President, General Counsel and Secretary